October 10, 2019

Justyn Howard
Chief Executive Officer
Sprout Social, Inc.
131 South Dearborn St., Suite 700
Chicago, Illinois 60603

       Re: Sprout Social, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted October 3, 2019
           CIK No. 0001517375

Dear Mr. Howard:

     We have reviewed your amended draft registration statement and have the following comment. Our reference to prior comments is to comments in our September 17, 2019 letter.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 69

1. We note your responses to prior comments 1 and 2. Please revise your disclosure to briefly explain:

           That you neither track increases in revenue attributable to new customers and expansion within existing customers for interim periods nor currently use, or intend to use, such data to manage your business; and

           Why the percentage increase in subscription revenue from new customers is greater than the percentage increase in number of customers.
 Justyn Howard
Sprout Social, Inc.
October 10, 2019
Page 2

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameJustyn Howard
                                                           Division of
Corporation Finance
Comapany NameSprout Social, Inc.
                                                           Office of Technology
October 10, 2019 Page 2
cc:       Christopher D. Lueking, Esq.
FirstName LastName